Exhibit 99.4

Emera Reports 2024 First Quarter Financial Results

HALIFAX, Nova Scotia -- Today Emera (TSX: EMA) reported 2024 first quarter financial results.

Summary

•	Quarterly adjusted earnings per share (“EPS”) (1) of $0.76 decreased $0.23 or 23% compared to $0.99 in Q1 2023. The primary drivers of this change are:

o	the impact of milder weather at Tampa Electric during the quarter;

o	lower contributions from New Mexico Gas Company’s (“NMGC”) asset management agreements, which were very strong in Q1 last year;

o	lower earnings at Nova Scotia Power (“NSPI”) due to an increase in OM&G costs focused on reliability and customer experience, as well as a one-time regulatory disallowance;
o	lower contributions from marketing and trading at Emera Energy Services (“EES”), which had a very strong Q1 last year;
o	higher corporate costs due to mark-to-market losses related to long-term compensation-related hedges;
o	partially offset by higher contributions from Peoples Gas (“PGS”), which benefited from new rates and strong customer growth – delivering its highest quarterly earnings ever.

•

Quarterly reported net income decreased by $353 million to $207 million compared to $560 million in Q1 2023 and quarterly reported EPS decreased by $1.34 to $0.73 from $2.07 in Q1 2023. Both decreases were primarily due to mark-to-market (“MTM”) gains at EES in 2023.

“While weather and an unusually strong prior-year quarter contributed to lower comparative adjusted earnings for the quarter, our core utilities remain on track to deliver solid earnings results for the full year” said Scott Balfour, President and CEO of Emera Inc. “We remain confident in the underlying forward-looking growth profile of our business, driven in large part by our two operations in Florida. Peoples Gas is on track to become our second largest earnings contributor in 2024, behind Tampa Electric. Together, our Florida businesses have delivered significant growth in earnings over the last five years, and we expect the drivers of this growth to continue.”

Q1 2024 Financial Results

Q1 2024 reported net income was $207 million, or $0.73 per common share, compared with net income $560 million, or $2.07 per common share, in Q1 2023.

Q1 2024 adjusted net income(1) was $216 million, or $0.76 per common share, compared with $268 million, or $0.99 per common share, in Q1 2023. The decrease was primarily due to lower earnings from our operating businesses; increased corporate OM&G due to the timing of long-term compensation hedges; and higher corporate interest expense.

(1) See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-US GAAP Reconciliation” below for reconciliation to nearest USGAAP measure.

Consolidated Financial Review

The following table highlights significant changes in adjusted net income attributable to common shareholders from 2023 to 2024.

For the millions of Canadian dollars	Three months ended March 31
Adjusted net income – 2023[1,2]	$ 268
Operating Unit Performance
Decreased earnings at TEC due to unfavourable weather, increased OM&G and higher depreciation, partially offset by customer growth and new base rates	(22)
Decreased earnings at NMGC due lower asset optimization revenues and higher operating, maintenance and general expenses (“OM&G”)	(14)
Decreased earnings at NSPI due to increased OM&G, partially offset by higher revenues due to new rates and increased residential sales volumes	(11)
Decreased earnings at EES due to less favourable market conditions	(10)
Increased earnings at PGS due to new base rates, partially offset by higher interest expense, OM&G and depreciation expense	21
Increased income from equity investments at NSPML primarily due to the Maritime Link holdback recognized in Q1 2023	5
Corporate
Increased OM&G, pre-tax, primarily due to timing of long-term compensation hedges	(19)
Increased interest expense, pre-tax, due to increased total debt	(9)
Increased income tax recovery due to increased losses before provision for income taxes	7
Adjusted net income – 2024[1,2]	$ 216

1 See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest USGAAP measure.

2 Excludes the effect of MTM adjustments, net of tax.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended March 31
millions of Canadian dollars (except per share amounts)	2024	2023
Adjusted net income[1,2]
Florida Electric Utility	$85	$107
Canadian Electric Utilities	87	92
Gas Utilities and Infrastructure	98	94
Other Electric Utilities	9	4
Other[3]	(63)	(29)
Adjusted net income[1,2]	$216	$268
MTM (loss) gain, after-tax4,	(9)	292
Net income attributable to common shareholders	$207	$560

EPS (basic)	$0.73	$2.07

Adjusted EPS (basic)[1,2]	$0.76	$0.99

1 See “Non-GAAP Financial Measures and Ratios” noted below.

2 Excludes the effect of MTM adjustments.

3 Primarily due to timing of long-term incentive compensation at corporate, higher corporate interest expense and lower contributions from EES, partially offset by increased income tax recovery at corporate.

4 Net of income tax recovery of $4 million for the three months ended March 31, 2024 (2023 - $119 million tax expense).

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted EPS – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of the Emera’s Q1 2024 MD&A which is incorporated herein by reference and can be found on SEDAR+ at www.sedarplus.ca. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

Teleconference Call

The company will be hosting a teleconference today, Monday, May 13, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q1 2024 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-800-717-1738. International parties are invited to participate by dialing 1-289-514-5100. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $39 billion in assets and 2023 revenues of $7.6 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in three Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedarplus.ca.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Media

902-222-2683

media@emera.com

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